UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMtec, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels or activity, performance, or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance, or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

First Half Year of 2024 Financial Highlights

●	Revenues decreased by 100% from approximately $2.86 million to nil, as a result of the disposal of Alpha Mind Technology Limited (“Alpha Mind”) on December 28, 2023, an insurance agency and insurance technology company. Due to the business adjustment in the last year, the Company did not generate revenue for the first half of 2024, and expected to remain focus on investment banking business in the future.

●	Gross profit decreased by 100% from approximately $0.13 million to nil, compared to the same period in 2023.

●	Loss from operations was approximately $2.3 million, compared to approximately $3.09 million for the same period in 2023. The increase was primarily attributable to the increase in allowance for credit losses on notes receivable in the first half of 2024.

●	Net loss was approximately $28.37 million, compared to a net loss of approximately $4.42 million for the same period of 2023. The increase in net loss is mainly attributable to the increase in allowance for expected credit losses on notes receivable of approximately $25.51 million.

●	Loss per share on a basic and a fully diluted basis was $0.14 for the six months ended June 30, 2024, compared to a loss per share on a basic and fully diluted basis of $0.07 for the same period in 2023.

Operating Results for Six Months Ended June 30, 2024

Revenue

The following tables illustrate the Company’s revenue by revenue type:

	For the Six Months Ended June 30,
	2024	2023
	US$	US$
Insurance agency services	-	2,794,364
Placement agent services	-	37,578
Software sales	-	24,507
Total revenue	-	2,856,449

Cost of Revenue

Cost of revenue primarily consists of commissions paid to distribution channels, internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

Cost of revenue decreased from approximately $2.73 million to nil for the six months ended June 30, 2024, compared to the same period last year. The decrease in cost of revenue is directly linked to the disposal of the insurance agency business.

Gross Profit and Gross Margin

Gross profit was nil for the six months ended June 30, 2024, compared to gross profit of $0.13 million and gross profit margin of 4.4% for the same period in 2023. The decrease in gross profit is primarily attributed to the disposal of the insurance agency business, which mainly collected commissions from selling insurance products as compensation for its agency services. Due to the business adjustment in the last year, the Company did not generate revenue for the first half of 2024, and expected to remain focus on investment banking business in the future.

Operating Expenses

During the six months ended June 30, 2024 and 2023, respectively, operating expenses included selling and marketing, payroll and related benefits, professional fees, and other general and administrative expenses.

Selling and Marketing Costs

All costs related to selling and marketing are expensed as incurred. Selling and marketing costs decreased by approximately $0.64 million, or 63.7%, to approximately $0.37 million for the six months ended June 30, 2024 from approximately $1.01 million for the same period last year. The decrease was mainly attributed to the disposal of the insurance agency business, as the Company had not incurred any selling and marketing expenses on for the insurance agency services for the first half of 2024.

Payroll and Related Benefits

Payroll and related benefits were approximately $0.96 for the six months ended June 30, 2024, compared to approximately $1.19 million for the six months ended June 30, 2023, a decrease of $0.23 million, or 19.2%. The decrease was mainly attributed to the personnel changes in the Company and the disposal of Alpha Mind.

Professional Fees

For the six months ended June 30, 2024 and 2023, professional fees primarily consisted of audit fees, legal service fees, financial consulting fees and other fees associated with being a public company. Professional fees totaled approximately $0.46 million for the six months ended June 30, 2024, compared to approximately $0.52 million for the six months ended June 30, 2023, a decrease of $0.06 million, or 10.7%.

Other General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, other general and administrative expenses were approximately $0.51 million and $0.50 million, respectively, which represents an increase of $0.01, or 2.3%.

Loss from Operations

For the six months ended June 30, 2024, loss from operations was approximately $2.3 million, compared to a loss from operations of approximately $3.09 million for the six months ended June 30, 2023, a decrease of $0.79 million, or 25.5%, which was mainly attributable to the decrease in selling and marketing expenses and payroll and related benefits.

Other Income (Expense)

Other income (expense) includes interest income from bank deposits, interest income from promissory notes receivable, interest expense from convertible promissory notes, allowance for credit losses - notes receivable, other income, and foreign currency transaction gain (loss). Other expenses totaled approximately $26.07 million for the six months ended June 30, 2024, compared to other expense of approximately $1.33 million for the six months ended June 30, 2023, an increase of $24.74 million which was mainly attributable to the increase in allowance for credit losses on the Company’s notes receivable.

Income Taxes

We did not have any income tax expense for the six months ended June 30, 2024, as we did not generate any taxable income during this period, while the income tax was $1,737 for the six months ended June 30, 2023, which was attributable to the insurance agency business acquired by the Company.

Net Loss

As a result of the factors described above, our net loss was approximately $28.37 million, or $0.14 per share (basic and diluted), for the six months ended June 30, 2024. Our net loss was approximately $4.42 million, or $0.07 per share (basic and diluted), for the six months ended June 30, 2023.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of MMTEC, INC., MM Future Technology Limited, HC Securities (HK) Limited, MMBD Trading Limited, MM Global Securities, INC, is the U.S. dollar. The functional currency of Gujia (Beijing) Technology Co., Ltd, and Haichuan Zhixin (Beijing) Technology Co., Ltd is the Chinese Renminbi (“RMB”). The financial statements of the Company’s subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period-end exchange rates for assets and liabilities, average exchange rate for revenue and expenses and cash flows, and historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $73,561 and a foreign currency translation loss of $80,926 for the six months ended June 30, 2024 and 2023, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had a comprehensive loss of approximately $28.3 million and $4.4 million for the six months ended June 30, 2024 and 2023, respectively.

Financial Condition

As of June 30, 2024, the Company had cash of approximately $3.04 million, compared to approximately $1.76 million as of December 31, 2023. Total working capital was negative $4.06 million as of June 30, 2024, compared to working capital of negative $2.43 million as of December 31, 2023.

Net cash used in operating activities for the six months ended June 30, 2024 was approximately $1.89 million, compared to net cash used in operating activities of $3.02 million for the same period last year. Net cash provided by investing activities was approximately $0.63 million for the six months ended June 30, 2024, compared to approximately $86.78 million for the same period last year. Cash provided by financing activities was $2.55 million for the six months ended June 30, 2024, compared to $88.0 million for the same period of last year.

As an entity that operates in the financial industry in China and the United States, the Company finds itself subject to the challenges posed by the ongoing tension in the trade relations between the countries.

Restatements

The Company has amended and restated its December 31, 2023 audited condensed consolidated financial statements, and June 30, 2023 unaudited condensed consolidated financial statements. In November 2024, the management conducted a review on the computing of interest expense of convertible promissory note in the aggregate original principal amount of $70 million issued on March 31, 2023. As a result of this review, it was concluded that there were accounting errors in the previously filed financial statements, the interest expense and accrued interest as of December 31, 2023 was understated by approximately $3.46 million. Meanwhile, the Company identified an error in the calculation of the weighted average number of common shares outstanding for the period ended June 30, 2023. The resulting corrections are noted in the adjustments column in the following tables.

The December 31, 2023 audited condensed consolidated financial statements were restated to correct errors in accounting for accrued liabilities and other payables, and retained earnings.

The following table summarizes changes made to the December 31, 2023 audited consolidated balance sheets:

	December 31, 2023
	As reported	Adjustment	As restated
Balance Sheet:
Accrued liabilities and other payables	$1,070,270	$3,456,400	4,526,670
Total Liabilities	34,622,814	3,456,400	38,079,214

Retained Earnings	26,705,053	(3,456,400)	23,248,653
Total shareholders’ equity attributable to MMTEC, INC.	122,364,406	(3,456,400)	118,908,006
Total liabilities and shareholders’ equity	$156,987,220	$-	$156,987,220

The June 30, 2023 unaudited condensed consolidated financial statements were restated to correct errors in accounting for interest expense.

The following table summarizes changes made to the June 30, 2023 unaudited consolidated statements of operations and comprehensive loss:

	June 30, 2023
	As Reported	Adjustment	As Restated

Interest expense	$(11,425,657)	10,025,469	(1,400,188)
NET LOSS	(14,445,066)	10,025,469	(4,419,597)
NET LOSS ATTRIBUTABLE TO MMTEC, INC.	$(14,377,372)	$10,025,469	$(4,351,903)

NET LOSS PER COMMON SHARE:
Basic	(0.46)	0.39	(0.07)
Diluted	(0.30)	0.23	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	31,154,116	35,307,362	66,461,478
Diluted	83,411,491	(16,950,013)	66,461,478

The following table summarizes changes made to the June 30, 2023 unaudited consolidated statements of cash flows:

	June 30, 2023
	As Reported	Adjustment	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,445,066)	$10,025,469	$(4,419,597)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Imputed interest expense	11,425,469	(10,025,469)	1,400,000
NET CASH USED IN OPERATING ACTIVITIES:	$(3,017,565)	$-	$(3,017,565)

Shares Authorized and Issued

There were 199,145,041 common shares issued and outstanding as of June 30, 2024.

Legal Proceedings

In the normal course of business, MM Global Securities, INC (“MM Global”) is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. As a regulated FINRA broker-dealer, MM Global is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred. As such, MM Global has responded to FINRA inquires. MM Global submitted a Letter of Acceptance, Waiver, and Consent for the purpose of proposing a settlement of the alleged rule violations on September 9, 2022. Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured and fined $450,000. Two individuals’ registration capacities were suspended for 45 days, fined $20,000 and $5,000, respectively. The Company elected to pay the fine via a 36 months’ installment plan with a $38,250 installment fee. As of June 30, 2024, the Company has a total unpaid balance of $146,475, recorded as “Accrued liabilities and other payables” for the current portion and “Accrued Liabilities, Non-current” for the non-current portion in consolidation financial statement.

Other than MM Global, we are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Recent Developments

On February 16, 2024, the Company incorporated HAI TEC INC. (“HAI TEC”) under the laws of the BVI, to serve as a holding company for the equity interest in our operating subsidiaries in China and other countries and regions. HAI TEC is a wholly-owned subsidiary of MMTEC.

On April 26, 2024, the Company signed a “Share Transfer Commitment Letter for Secured Promissory Note” (the “Commitment Letter”) with XChange TEC.INC (formerly known as “FLJ Group Limited”) (“XChange”). Pursuant to the Commitment Letter, XChange reaffirmed its promise to pay the principal sum of $153,000,000 under the Secured Promissory Note, dated December 28, 2023, made by XChange to the order of the Company, together with interest on the unpaid note on or prior to June 30, 2024. In addition, pursuant to the Commitment Letter, if XChange fails to pay the amounts due pursuant to the Secured Promissory Note, the Company will have the right to convert the unpaid principal and accrued interest under the note to shares of XChange at a discount of between 20% and 70% of the market price of such shares. As of the reporting date, XChange repaid a total $841,058 in principal under the Note. On August 7, 2024, the Company and XChange agreed to extend the maturity date of the remaining note, and accrued unpaid interest to December 31, 2024. As of June 30, 2024, the Company established an allowance for credit losses on the notes receivable of approximately $25.51 million, the net carrying amount of the notes receivable is approximately $128.98 million.

On May 31, 2023, the Company and the holder of those certain Senior Convertible Promissory Notes issued by the Company on March 31, 2023 (the “2023 Notes”) agreed to extend the maturity date of the 2023 Notes from March 31, 2025 to March 31, 2029, with interest accruing at a simple rate of 2% per annum on the outstanding balance of the 2023 Notes.

RESTATED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	As of
	June 30, 2024	December 31, 2023
	US$	US$
		As restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,043,900	$1,759,786
Accounts receivable, net	90,540	92,040
Loan receivable, net	-	634,576
Security deposits - Current	8,059	8,662
Prepaid expenses and other current assets	352,011	415,725
Deferred offering cost	112,748	112,748

Total current assets	3,607,258	3,023,537

NON-CURRENT ASSETS:
Security deposits - Non-current	138,213	138,890
Property and equipment, net	108,337	129,072
Notes receivable	128,976,507	153,050,301
Operating lease Right-of-use assets	439,890	645,420

Total non-current assets	129,662,947	153,963,683

Total assets	$133,270,205	$156,987,220

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Salary payable	157,150	308,068
Loan payable	-	241,750
Accrued liabilities and other payables	7,181,077	4,526,670
Operating lease liabilities - Current	332,556	373,860

Total current liabilities	7,670,783	5,450,348

NON-CURRENT LIABILITIES:
Accrued liabilities - Non-current	20,925	83,700
Operating lease liabilities - Non-current	107,164	266,763
Convertible promissory notes	30,772,853	32,278,403

Total non-current liabilities	30,900,942	32,628,866

Total liabilities	$38,571,725	$38,079,214

SHAREHOLDERS’ EQUITY:
Common shares ($0.01 par value; 50,000,000 shares authorized; 199,145,041 shares issued and outstanding at June 30, 2024 and December 31, 2023)	1,991,451	1,991,451
Shares to be issued	3,980,000	1,430,000
Additional paid-in capital	94,047,595	92,509,003
Retained earnings/(Accumulated deficit)	(5,123,026)	23,248,653
Accumulated other comprehensive loss	(197,540)	(271,101)

Total shareholders’ equity attributable to MMTEC, INC.	94,698,480	118,908,006

Non- controlling interests	-	-

Total shareholders’ equity	94,698,480	118,908,006

Total liabilities and shareholders’ equity	$133,270,205	$156,987,220

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	US$	US$
		As restated
REVENUES	$-	$2,856,449

COST OF REVENUES	-	2,729,615

GROSS PROFIT	-	126,834

OPERATING EXPENSES:
Selling and marketing	365,876	1,008,732
General and administrative
Payroll and related benefits	962,210	1,191,171
Professional fees	463,780	519,200
Other general and administrative expenses	508,746	497,530

Total Operating Expenses,	2,300,612	3,216,633

LOSS FROM OPERATIONS	(2,300,612)	(3,089,799)

OTHER INCOME (EXPENSE)
Interest income	2,204,575	61,959
Interest expense	(2,833,042)	(1,400,188)
Allowance for credit losses - notes receivable	(25,512,186)	-
Other income	54,740	12,090
Foreign currency transaction gain/(loss)	14,846	(1,922)

Total Other Expense, net	(26,071,067)	(1,328,061)

LOSS BEFORE INCOME TAXES	(28,371,679)	(4,417,860)

INCOME TAXES	-	(1,737)

NET LOSS	(28,371,679)	(4,419,597)

Less: Net loss attributable to non-controlling interest	-	(67,694)

NET LOSS ATTRIBUTABLE TO MMTEC, INC.	$(28,371,679)	$(4,351,903)

COMPREHENSIVE LOSS:
NET LOSS	(28,371,679)	(4,419,597)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	73,561	(80,926)

TOTAL COMPREHENSIVE LOSS	(28,298,118)	(4,500,523)

Less: Comprehensive loss attributable to non-controlling interests	-	(83,432)

COMPREHENSIVE LOSS ATTRIBUTABLE TO MMTEC, INC.	$(28,298,118)	$(4,417,091)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.14)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	199,145,041	66,461,478

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	US$	US$
		As restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,371,679)	$(4,419,597)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation expense	25,051	21,969
Allowance for credit losses - notes receivable	25,512,186	-
Recovery from bad debts	-	(204)
Gain on short-term investment	-	(534)
Non-cash lease expense	202,382	204,510
Foreign currency transaction gain	(3,712)	(3,326)
Deferred taxes expense	-	111
Imputed interest expense	2,833,042	1,400,000
Interest income	(2,197,146)	-

Change in operating assets and liabilities:
Operating lease liabilities	(197,763)	(187,244)
Accounts receivable	1,500	(147,016)
Notes receivable	841,058	-
Accounts payable	-	86,202
Security deposits	588	211
Prepaid expenses and other current assets	62,688	(500,283)
Advance from customers	-	291,658
Salary payable	(150,464)	(140,660)
Accrued liabilities and other payables	(450,112)	376,638

NET CASH USED IN OPERATING ACTIVITIES:	(1,892,381)	(3,017,565)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property and equipment	-	7,903
Purchase of property and equipment	(5,047)	-
Loan repayment from third parties	634,576	293,945
Cash paid for business acquisition	-	(87,083,160)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	629,529	(86,781,312)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shares to be issued	2,550,000
Proceeds from issuance of convertible bond	-	88,000,000

CASH PROVIDED BY FINANCING ACTIVITIES	2,550,000	88,000,000

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(3,034)	(22,293)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,284,114	(1,821,170)

CASH AND CASH EQUIVALENTS - Beginning of period	1,759,786	3,825,477

CASH AND CASH EQUIVALENTS - End of period	$3,043,900	$2,004,307

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$(188)
Income taxes	$-	$(1,737)

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition by issuing convertible promissory note	$-	$7,000,000
Conversion of bond to equity	$-	$36,349,640

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

(UNAUDITED)

	Common Shares		Additional		Accumulated Other	Non-	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	controlling Interests	Shareholders’ Equity

Balance, December 31, 2022	5,145,041	$51,451	$31,727,407	$(22,253,030)	$(141,477)	-	$9,384,351
Acquisition of additional non-controlling interest	-	-	-	-	-	$15,298,616	$15,298,616
Conversion of bond to equity and amortization (restated)	94,000,000	$940,000	$36,349,640	-	-	-	$37,289,640
Net loss for the six months ended June 30, 2023 (restated)	-	-	-	$(4,351,903)	-	(67,694)	$(4,419,597)
Foreign currency translation adjustment	-	-	-	-	$(65,188)	$(15,738)	$(80,926)
Balance, June 30, 2023 (restated)	99,145,041	$991,451	$68,077,047	$(26,604,933)	$(206,665)	$15,215,184	$57,472,084

	Common Shares		Additional	Retained Earnings	Accumulated Other	Shares	Total
	Number of Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Comprehensive Loss	to be Issued	Shareholders’ Equity

Balance, December 31, 2023 (restated)	199,145,041	$1,991,451	$92,509,003	$23,248,653	$(271,101)	$1,430,000	$118,908,006
Issuance of common stock for cash	-	-	-	-	-	$2,550,000	$2,550,000
Conversion of bond to equity and amortization	-	-	1,538,592	-	-	-	1,538,592
Net loss for the six months ended June 30, 2024	-	-	-	$(28,371,679)	-	-	$(28,371,679)
Foreign currency translation adjustment	-	-	-	-	$73,561	-	$73,561
Balance, June 30, 2024	199,145,041	$1,991,451	$94,047,595	$(5,123,026)	$(197,540)	$3,980,000	$94,698,480

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: December 13, 2024